Exhibit 99.(a)(4)

YOUNG BROADCASTING INC.
OFFER TO EXCHANGE
OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

INSTRUCTIONS TO PARTICIPATE IN OFFER

To Review the Offer.  Please carefully review the Young Broadcasting Inc. (“Young Broadcasting”) Offering Statement (the “Offering Statement”), dated November 30, 2005, relating to its offer to exchange outstanding and unexercised options to purchase common stock of Young Broadcasting for restricted shares of Class A common stock of Young Broadcasting (the “Offer”), distributed or made available to eligible employees.

To Participate in the Offer.  To participate in the Offer, you must properly complete, sign, date, and deliver to Wachovia Bank, N.A., the custodian under Young Broadcasting’s 2004 Equity Incentive Plan, your personal Election Form before the expiration of the Offer, which will occur at 5:30 p.m., Eastern Time, on December 30, 2005, unless extended.  Young Broadcasting will strictly enforce this expiration time and there can be no exceptions to this time. Delivery will be deemed made only when your Personal Election Form is actually received (not postmarked) by Wachovia Bank. Delivery is at your own expense. The acceptable methods of delivering your Personal Election Form are:

1)              By faxing to Wachovia Bank, N.A., at (215) 670-6491.  If faxing your Personal Election Form, you should retain the fax transmittal confirmation for your records.

2)              By mailing to Wachovia Bank, N.A., PA 1328, 123 S. Broad Street, Philadelphia, PA 19109-1199.  If mailing your Personal Election Form, Young broadcasting urges you to mail it sufficiently in advance of the expiration of the Offer to ensure Wachovia Bank receives it prior to the expiration.  Young Broadcasting also recommends that you use certified mail with return receipt requested.  You should retain the return receipt for your records.  In all cases, you should allow sufficient time to ensure timely delivery.  Delivery will be made only when actually received by Wachovia Bank.

3)              By hand-delivery to Wachovia Bank, N.A., PA 1328, 123 S. Broad Street, Philadelphia, PA 19109-1199.  If you deliver your Personal Election Form by hand, you must deliver it by 5:30 p.m., Eastern Time, on December 30, 2005, to ensure that someone will be there to accept it.

If you do not submit your Personal Election Form prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Personal Election Form, you will be considered to have rejected the Offer.  In that case, your options will remain outstanding until they terminate, expire according to their terms, or are exercised.  They will retain their current exercise price and other terms and conditions under the Young Broadcasting Inc. 2004 Equity Incentive Plan (formerly the 1995 Stock Option Plan) and the relevant stock option agreement(s) between you and Young Broadcasting.

Acceptance of Options for Exchange.  When Young Broadcasting accepts your tendered options pursuant to the terms of the Offer and it cancels those options, you will have no further rights to those options.

To Withdraw Election.  To withdraw your tendered options from the Offer, you must properly complete, sign, date, and deliver to Wachovia Bank the Withdrawal Form before 5:30 p.m., Eastern Time, on December 30, 2005.  Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by Wachovia Bank. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “To Participate in the Offer.”  Once you have withdrawn your tendered options, you may retender your options before the expiration of the Offer only by again following the delivery procedures described in the section “To Participate in the Offer.”

Questions may be directed to Wachovia Bank, N.A., at (877) 828-0483.